

Mail Stop 4561

April 12, 2017

Sandor Miklos
Chief Executive Officer
Team 360 Sports, Inc.
163 Killian Rd.
Maple, Ontario, Canada LGA 1A8

> **Re:** **Team 360 Sports, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-216783**
> **Filed March 17, 2017**

Dear Mr. Miklos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In light of your limited operating history, nominal revenues and nominal assets, please advise us whether you are a shell company as defined under Rule 405 of Regulation C and, if so, provide appropriate disclosures.

2. Please revise to specify the currency used in your registration statement.

Prospectus Summary

3. Please revise your prospectus summary and include a risk factor to state that your auditors have issued a going concern opinion on your audited financial statements.

Business, page 7

4.   Please clarify whether your Team360Apps, Team360Funding, or Team360Clubs applications or software are operational or if they are still under development. To the extent that any functionality described in your business section is prospective in nature and not yet available to paying subscribers, please clarify as appropriate. To the extent that your platforms are operational, please provide metrics that describe the size of your user and/or subscriber base.

5.   On pages 7, 10 and 14, you reference that your management were involved in past sports administrative services, were founders of a company that was sold in 2016, and operated a Software-as-a-Service company. We are unable to find these ventures in your management biographies on page 36. Please revise to provide more details of these past ventures and experiences, as required by Item 401(e) of Regulation S-K.

6.   Please provide support for the unsubstantiated statistics you cite throughout this section regarding the size of your target market.

7.   You state on page 11 that you plan to acquire seven percent of the U.S. market share in five years. You further state that you plan to develop the market through "social media, email, pay per click marketing and … industry trade shows." Please provide more specific details regarding how you will be able to achieve the goal of a seven percent market share in five years and discuss anticipated obstacles to, and uncertainties associated with, achieving your goal.

8.   We note the references to several websites in this section. Please consider removing the website URLs from the filing. Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance.

Terms of the Offering and Termination of the Offering, page 15

9.   You state that the shares "may be sold at prevailing market or privately negotiated prices." Please revise to state that the shares will be sold at the fixed price of $0.25 per share that you have set.

Summary Financial Information

Jumpstart Our Business Startups Act, page 18

10.   Your disclosure here regarding opting out of the extended transition period for new or revised accounting standards appears to contradict your disclosures in Election to Opt Out of Transition Period on page 19 and in Critical Accounting Policies on page 34. Please revise or advise.

Risk Factors

Our existing and anticipated working capital needs, the acceleration or modification…, page 19

11.   Please revise this risk factor to clarify that you will not receive any proceeds from this resale offering. Further, please add a risk factor that addresses your severe liquidity needs and lack of capital. We further note on pages 19 and 20 that you have risk factors that discuss your belief that you will generate strong sales and have a period of rapid growth. In light of your limited history of operations, lack of capital, and nominal revenues, please revise the last risk factor on page 19 and the fourth risk factor on page 20 to address these concerns.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 20

12.   Please advise us whether you will file a registration statement to register your common stock under the Securities Exchange Act of 1934 on Form 8-A prior to, or concurrently with, your Form S-1 initial public offering. If not, please add a risk factor that addresses the differences between registrants that voluntarily register a class of securities under Section 12(g) of the Exchange Act and those that are registered under Section 15(d) of the Exchange Act. For example, if you do not file a Form 8-A, as a Section 15(d) registrant, you may not be subject to the ongoing periodic reporting, beneficial ownership reporting, proxy disclosure, and short swing profits reporting obligations under Sections 13(a), 13(d), 14, and 16 of the Exchange Act.

The Company may issue more shares in connection with future mergers…, page 28

13.   This risk factor discusses the risk of dilution should you enter into a future business combination. Please clarify whether you have any agreements or agreements in principle for a business combination or reverse merger transaction subsequent to the effectiveness of your registration statement, or whether your business plan includes selling your corporate shell if you are unable to continue your operations due to liquidity concerns.

Cautionary Note Regarding Forward-Looking Statements, page 29

14.   Please revise to remove your disclosure concerning the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Refer to Section 27A(b)(1)(C) of the Securities Act regarding penny stock issuers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

15.   Your disclosure indicates you sold the original software in April 2016. Tell us how this transaction was accounted for.

Results of Operations, page 32

16.   Please revise to discuss in greater detail how you generated $14,250 in revenue in 2016. Describe the four transactions from two customers and describe the nature of the products and /or services sold to generate this revenue.

Liquidity, page 32

17.   Please revise to quantify the amount of funds that are necessary for you to implement your business plans for the next 12 months. Also, please clarify your current cash balance and how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

18.   Similarly, please revise to provide a plan of operation or business plan that specifies the steps necessary to implement such plan and the costs for each step to bring your product to market or generate significant amounts of revenue.

Management, page 35

19.   Please clarify whether your management has any current employment, business ventures or directorships outside of Team 360. If so, disclose the approximate amount of time each member of management will devote to the operations and management of Team 360. In this regard, we note on page F-10 that your CEO has a 25% interest in a technology and software development company.

Executive Compensation, page 39

20.   Please revise this section or your Certain Relationships and Related Transaction section to describe the material terms of your Executive Management Agreement with Mr. Miklos and your Executive and Consulting Agreement with Mr. Smith briefly mentioned on pages F-9 and F-10. Please refer to Items 402(o) and 404(a) of Regulation S-K. Also, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulations S-K.

21.   Please revise to provide a summary compensation table for your named executive officer Mr. Miklos. Please refer to Item 402(o) and (r) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

22.	Please revise to identify the technology and software development provider that is affiliated with your CEO as described on page F-10 and to describe any material agreements that you have with this company pursuant to Item 404(a) of Regulation S-K. Also, please file any related material agreements pursuant to Item 601(b)(10) or Regulation S-K.

Plan of Distribution, page 44

23.	Please revise this section to clarify that the shares publicly sold through this offering will be at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board.

Statements of Operations, page F-4

24.	Tell us what cost of revenue consists of and why it is not presented as a separate line item.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

25.	Please disclose your policy of capitalizing software and website development costs.

Note 3 – Going Concern, page F9

26.	To the extent the use of going concern financial statements is appropriate, revise your disclosure to provide management's plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In addition, if the substantial doubt is not alleviated by management's plans, include a statement in the footnote indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Refer to ASC 205-40-50-12 and 50-13.

Note 4 – Stockholders' Equity, page F-9

27.	Tell us how you measured the fair value of the shares issued for services and recorded compensation expenses pursuant to ASC 505 or ASC 718. The same concerns apply to the shares issued to your related parties as disclosed in Note 5. In addition, revise your disclosures in Significant Accounting Policies on page 32 and Use of Estimates on page F-7 to discuss the methodology and assumptions used in estimating the fair value of the issued shares, to the extent material.

<u>Recent Sales of Unregistered Securities, page 47</u>

28. Please revise this section to describe all sales of unregistered securities during the past three fiscal years. We note that you disclose private placements related to the 1,273,612 shares offered for resale and 10,000 shares of common stock issued to Bexport Ventures, Ltd. in January 2017, but vaguely reference "[e]ach of the remaining other transactions." It is unclear what other transactions you are referencing. Also, please disclose the timeframe in which the 1,273,612 shares offered for resale were acquired. Please refer to Item 701 of Regulation S-K for further guidance.

<u>Signatures, page 50</u>

29. Please clarify whether Mr. Miklos is also your principal accounting officer or controller. Refer to Instruction 1 to the Signatures on Form S-1.

<u>Exhibits</u>

30. Please revise to file your bylaws in a text-searchable format that is in compliance with Item 301 of Regulation S-T. Please refer to Section 2.1 of Volume II of the EDGAR Filer Manual for further guidance, which specifies the EDGAR system accepts only the ASCII, HTML, or XML for primary documents. An unofficial copy may accompany your primary document in the PDF format, but you may not exclusively file exhibits in this electronic format.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Darian B. Andersen, Esq.
        General Counsel, PC